FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

January 25, 2007

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒        Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐        No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐        No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐        No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EURO DISNEY S.C.A.

Fiscal Year 2007

First Quarter Announcement

•      Revenues increased 6% to € 284 million

•      Theme parks attendance and hotel occupancy increased driven by strong Halloween and Christmas seasons

•      Negotiations with trade unions successfully completed

(Marne-la-Vallée, January 25, 2007) Euro Disney S.C.A. (the “Company”), parent company of Euro Disney Associés S.C.A., operator of Disneyland® Resort Paris, reported today revenues for its consolidated group (the “Group”) for the quarter ended December 31, 2006.

Revenues increased 6% to € 284.1 million for the first quarter ended December 31, 2006 reflecting increases in theme parks attendance and hotel occupancy, partially offset by lower real estate activity.

Theme parks revenues grew 10% to € 153.6 million, reflecting increases of 8% in attendance and 2% in guest spending. Increased attendance was driven in part by the continuing benefits of marketing and sales initiatives launched in early fiscal year 2006 that were specifically targeted to the local French market. This impact was prominent during our Halloween and Christmas seasons. Increased guest spending was primarily driven by a moderate price increase in theme parks admissions, partially offset by special offers, and spending on merchandise.

Hotels and Disney® Village revenues grew 8% to € 108.7 million driven by higher occupancy. Hotel occupancy rates increased 5.6 percentage points, which resulted in an additional 29,000 room nights compared to the prior-year period.

Real estate revenues decreased by € 6.6 million to € 6.0 million for the first quarter ended December 31, 2006, resulting from lower activity for this quarter as set-out in the Group’s development plan.

Commenting on the results, Karl L. Holz, Chairman and Chief Executive Officer of Euro Disney S.A.S., said:

“We are pleased that our business continues to improve with both strong park attendance and hotel occupancy as well as increased guest spending. This improvement is consistent with the trend of our last three quarters.

This quarter’s performance is encouraging for fiscal year 2007, and we look forward to commemorating the 15th-year since we first opened the gates of Disneyland Resort Paris. We will celebrate this anniversary by unveiling exciting new entertainment and attractions, which include the spectacular Disney’s Once Upon a Dream parade in the Disneyland® Park and the opening of two new attractions, Cars Race Rally and Crush’s Coaster in the Walt Disney Studios® Park.

We are also pleased to report that we have reached agreement with our labor unions on two important matters: the 2007 salary plan and the amendment of our 35-hour workweek agreement. We have built a solid foundation for our cast members as the agreements strike a balance between our cast members’ expectations and the Group’s need for increased flexibility to accommodate our guests’ visiting the Resort at different periods of the year.”

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REVENUES BY SEGMENT

Revenues of the Group are detailed as follows:

	Quarter ended December 31,		Variance
(€ in millions, unaudited)	2006	2005	Amount	%
Theme parks	153.6	139.8	13.8	9.9%
Hotels and Disney Village	108.7	100.3	8.4	8.4%
Other	15.8	15.8	0.0	0.0%

Resort segment	278.1	255.9	22.2	8.7%
Real estate development segment	6.0	12.6	(6.6)	(52.4)%

Total revenues	284.1	268.5	15.6	5.8%

Theme parks revenues increased 10% to € 153.6 million from € 139.8 million in the prior-year period. This was primarily due to an 8% increase in attendance driven by strong Halloween and Christmas seasons.

Hotels and Disney® Village revenues increased 8% to € 108.7 million from € 100.3 million in the prior-year period reflecting higher hotel occupancy. This improvement was primarily driven by Spanish visitors who predominantly stayed on-site, as well as increases in the corporate group business.

Real estate development segment revenues decreased to € 6.0 million in line with the Group’s development plan. This plan included the closing of one transaction for the quarter ended December 31, 2006, compared with four transactions in the prior-year period.

UPDATE ON UPCOMING EVENTS

In fiscal year 2007 we will commemorate the 15th anniversary of Disneyland® Resort Paris.

As a backdrop for the party, the Disneyland® Park’s Sleeping Beauty Castle will be decorated with delicate sculptures of Disney Characters and 15 birthday candles. Each night, the candles will sparkle to life during Candleabration, a birthday show featuring favorite Disney Characters.

In the Disneyland Park, Disney Characters will star in the all-new Disney’s Once Upon a Dream parade. The parade will feature famous dream moments from Disney stories. Throughout both the Disneyland Park and the Walt Disney Studios® Park, there will be even more opportunities to meet Disney Characters, including the new Disney Characters’ Express that transports a trainload of characters several times daily down Main Street to meet guests in front of Sleeping Beauty Castle and at other special locations.

Two new attractions will open at the Walt Disney Studios Park during the celebration. Crush’s Coaster family thrill ride plunges guests into the underwater world of Disney/Pixar’s hit animated film Finding Nemo. This experience will transport guests into the adventurous world of Nemo and his “surfer” turtle friend – Crush. Nearby, Cars Race Rally, inspired by Disney/Pixar’s Cars, lets guests of all ages take a ride on the famous Route 66.

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Press Contact	Investor Relations

Pieter Boterman	Olivier Lambert
Tel: +331 64 74 59 50	Tel: +331 64 74 58 55
Fax: +331 64 74 59 69	Fax: +331 64 74 56 36
e-mail : pieter.boterman@disney.com	e-mail : olivier.lambert@disney.com

Corporate Communication Jeff Archambault Tel: +331 64 74 59 50 Fax: +331 64 74 59 69 e-mail : jeff.archambault@disney.com

Next Scheduled Release: First Half 2007 Earnings in late April 2007

Additional Financial Information can be found on the internet at www.eurodisney.com

Code ISIN: FR0000125874 Sicovam: 12 587	Code Reuters: EDL.PA Code Bloomberg: EDL FP

The Group operates Disneyland® Resort Paris which includes: Disneyland® Park, Walt Disney Studios® Park, seven themed hotels with approximately 5,800 rooms (excluding approximately 2,400 additional third-party rooms located on the site), two convention centres, Disney® Village, a dining, shopping and entertainment centre, and a 27-hole golf facility. The Group’s operating activities also include the development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land. Euro Disney SCA’s shares are listed and traded on Euronext Paris.

Management believes certain statements in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from those expressed or implied. Such differences may result from actions taken by the Group, as well as from developments beyond the Group’s control, including changes in political or economic conditions. Other factors that may affect results are identified in the Group’s documents filed with the U.S. Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant) Euro Disney S.A.S.
Date: January 25, 2007
	By:	/s/ MARK STEAD
	Name:	Mark Stead
	Title:	Director Corporate Controllership